                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)1

                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   629579 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)

--------
1 of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No. 629579 10 3                 13D                     Page 2 of 17 Pages
          -----------
--------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Alfred M. Rankin, Jr.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a)
                                                                        (b)  X
--------------------------------------------------------------------------------
        3          SEC USE ONLY
--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING  POWER

                                   133,855
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING  POWER
 BENEFICIALLY
   OWNED BY                        922,855
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE  POWER

                                   133,855
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE  POWER

                                   922,855
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,056,710
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             16.1%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3                 13D                     Page 3 of 17 Pages
          -----------
--------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Claiborne R. Rankin
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a)
                                                                        (b)  X
--------------------------------------------------------------------------------
        3          SEC USE ONLY
--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING  POWER

                                   59,703
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING  POWER
 BENEFICIALLY
   OWNED BY                        767,049
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE  POWER

                                   59,703
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE  POWER

                                   767,049
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             826,752
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             12.6%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3                  13D                    Page 4 of 17 Pages
          -----------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   John C. Butler, Jr.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
--------------------------------------------------------------------------------
        3          SEC USE ONLY
--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING  POWER

                                     9,975
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING  POWER
 BENEFICIALLY
   OWNED BY                          33,634
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE  POWER

                                     9,975
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE  POWER

                                     771,929
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             781,904
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             11.9%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3                13D                      Page 5 of 17 Pages
          -----------
--------------------------------------------------------------------------------
       1           NAME OF REPORTING PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Matthew M. Rankin
--------------------------------------------------------------------------------
       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
--------------------------------------------------------------------------------
       3           SEC USE ONLY
--------------------------------------------------------------------------------
       4           SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
       6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING  POWER

                                    7,274
 NUMBER OF       ---------------------------------------------------------------
   SHARES          8          SHARED VOTING  POWER
BENEFICIALLY
  OWNED BY                          5,787
ACH REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE  POWER

                                    7,274
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE  POWER

                                    744,082
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            751,356
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN  SHARES*
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.4%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3               13D                       Page 6 of 17 Pages
          -----------
--------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Victoire G. Rankin
--------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                    (b)  X
--------------------------------------------------------------------------------
       3          SEC USE ONLY
--------------------------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  OO - See Item 3
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING POWER

                                   20,284
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        298,131
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                   20,284
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   1,036,426
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,056,710
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN  SHARES*
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            16.1%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3                   13D                   Page 7 of 17 Pages
          -----------
--------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Chloe O. Rankin
--------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                    (b)  X
--------------------------------------------------------------------------------
       3          SEC USE ONLY
--------------------------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  OO - See Item 3
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING  POWER

                                   10,840
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING  POWER
 BENEFICIALLY
   OWNED BY                        77,617
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                   10,840
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE  POWER

                                   815,912
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            826,752
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN  SHARES*
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.6%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3                 13D                     Page 8 of 17 Pages
          -----------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   David B. Williams
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
--------------------------------------------------------------------------------
        3          SEC USE ONLY
--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING POWER

                                   840
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        34,474
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                   840
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   772,769
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             773,609
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             11.8%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 629579 10 3                 13D                     Page 9 of 17 Pages
          -----------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Clara Rankin Williams
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
--------------------------------------------------------------------------------
        3          SEC USE ONLY
--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING POWER

                                   840
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        34,474
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                   840
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   772,769
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             773,609
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             11.8%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 629579 10 3                 13D                    Page 10 of 17 Pages
          -----------
--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Elizabeth B. Rankin
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
--------------------------------------------------------------------------------
        3          SEC USE ONLY
--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
                   7          SOLE VOTING POWER

                                   -0-
  NUMBER OF      ---------------------------------------------------------------
    SHARES         8          SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        13,061
EACH REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                   -0-
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   751,356
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             751,356
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES*
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             11.4%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 629579 10 3             13D                        Page 11 of 17 Pages
          -----------
--------------------------------------------------------------------------------

     This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Initial Filing"), as amended on March 30, 1998 ("Amendment No. 1"), as amended on April 9, 1998 ("Amendment No. 2"), as amended on January 11, 1999 ("Amendment No. 3"), as amended on May 14, 1999 ("Amendment No. 4"), as amended on November 13, 2000 ("Amendment No. 5"), as amended on February 14, 2001 ("Amendment No. 6"), as amended on January 10, 2002 ("Amendment No. 7"), as amended on October 31, 2002 ("Amendment No. 8") (collectively, the "Filings"). This Amendment No. 9: (a) provides certain information with respect to Elizabeth B. Rankin, who is not a Reporting Person under the Filings (the "New Reporting Person"), (b) updates certain information with respect to certain Reporting Persons under the Filings and (c) reflects the acquisition or disposition of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c)  Item 2 of the Filings is hereby amended as follows:

         The statements that appear under the heading Matthew M. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

               MATTHEW M. RANKIN. Mr. Rankin's business address is 230 North Elm Street, P.O. Box 21048, Greensboro, North Carolina 27420. He is an Assistant Vice-President at Wachovia Bank.

         The statements that appear under the heading Scott Seelbach which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

               SCOTT SEELBACH. Mr. Seelbach's business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is a student.

         Following the entry for Alfred M. Rankin, Jr., as trustee of Clara L.T. Rankin's Qualified Annuity Interest Trust 2004 A that appears in Amendment No. 8, insert the following information with respect to the New Reporting Person:

               ELIZABETH B. RANKIN. Mrs. Rankin's business address is 1122 Birch Tree Way, Greensboro, North Carolina 27401. She is a Sales Representative with Merck Pharmaceuticals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety as follows:

---------------------                                        -------------------
CUSIP No. 629579 10 3             13D                        Page 12 of 17 Pages
          -----------
--------------------------------------------------------------------------------

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank, a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren, (b) shares with Clara L.T. Rankin the power to dispose of 38,400 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated July 20, 2000, creating a trust for the benefit of her grandchildren,
         (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the AM Rankin Sr. Trust A for the benefit of grandchildren, (d) as trustee, shares with Helen Rankin Butler the power to vote and dispose of 33,634 shares of Class A Common held in a trust for the benefit of Helen Rankin Butler, (e) as trustee, shares with Clara T. (Rankin) Williams the power to vote and dispose of 33,634 shares of Class A Common held in a trust for the benefit of Clara T. (Rankin) Williams, (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals, (g) has the sole power to vote and dispose of 104,855 shares of Class A Common held by the Main Trust of Alfred M. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, (h) has the sole power to vote and dispose of 15,000 shares of Class A Common held by Alfred M. Rankin, Jr.'s 2004 Qualified Annuity Interest Trust, (i) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a trust for the benefit of Clara L.T. Rankin under the Agreement, dated January 5, 1977, (j) has the sole power to vote and dispose of 14,000 shares of Class A Common held in his individual retirement account and (k) is deemed to share with his spouse the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,056,710 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.1% of the Class A Common outstanding as of October 31, 2002. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, Vermont 05045. Mrs. Helen Rankin Butler is employed as the Director of Camp Aloha Hive. To the knowledge of the Reporting Individuals, during the last five years, Helen Rankin Butler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The eighth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, is hereby deleted and replaced in its entirety as follows:

                  CLAIBORNE R. RANKIN. Mr. Rankin (a) has sole power to vote and dispose of 54,853 shares of Class A Common held in a trust created under the Agreement, dated June 22, 1971, creating a revocable trust created for the benefit of Mr. Rankin, (b) as trustee, shares with Claiborne R. Rankin, Jr. the power to vote and dispose of 7,790 shares of Class A Common held in a trust for the benefit of Claiborne
         R. Rankin, Jr., (c) has sole power to vote and dispose of 4,850 shares of Class A Common held by Mr. Rankin as custodian for his minor daughter, (d) as trustee, shares with Chloe E. Seelbach the power to vote and dispose of 10,124 shares of Class A Common held in a trust for the

---------------------                                        -------------------
CUSIP No. 629579 10 3             13D                        Page 13 of 17 Pages
          -----------
--------------------------------------------------------------------------------

         benefit of Chloe E. Seelbach, (e) is deemed to share with his spouse the power to vote and dispose of 10,840 shares of Class A Common owned by his spouse (Chloe O. Rankin) because she resides with him and
         (f) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 826,752 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.6% of the Class A Common outstanding as of October 31, 2002. The business address of Claiborne R. Rankin, Jr. is 1 South Wacker Drive, 35th Floor, Chicago, Illinois 60606. Claiborne R. Rankin, Jr. is employed as a marketing assistant with Stein Roe Investment Counsel. The business address of Chloe E. Seelbach is 1840 Oak
         Avenue, Suite 400, Evanston, Illinois 60201. Mr. Seelbach is a Project Manager at CognitiveArts. To the knowledge of the Reporting Individuals, during the last five years, neither Claiborne R. Rankin, Jr. nor Chloe E. Seelbach has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The eleventh paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr., is hereby deleted and replaced in its entirety as follows:

                  JOHN C. BUTLER, JR. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 9,975 shares of Class A Common held by Mr. Butler, including (i) 5,340 shares of Class A Common held in a trust created under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) 495 shares of Class A Common held by Mr. Butler as custodian for his minor daughter, (iv) 340 shares of Class A Common held by Mr. Butler as custodian for his minor son, (v) as trustee, 500 shares of Class A Common held in a trust for the benefit of his minor daughter and (vi) as trustee, 500 shares of Class A Common held in a trust for the benefit of his minor son and (c) is deemed to share with his spouse (Helen Rankin Butler) the power to vote and dispose of 33,634 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 781,904 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 11.9% of the Class A Common outstanding as of October 31, 2002.

         The twelfth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin, is hereby deleted and replaced in its entirety as follows:

                  MATTHEW M. RANKIN. Mr. Rankin (a) has sole power to vote and dispose of 7,274 shares of Class A Common, (b) as co-trustee, shares with his father (Thomas T. Rankin) the power to vote and dispose of 5,787 shares of Class A Common held in a trust for the benefit of Matthew M. Rankin and (c) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 751,356 shares of Class
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CUSIP No. 629579 10 3             13D                        Page 14 of 17 Pages
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         A Common beneficially owned by Mr. Rankin constitute approximately
         11.4% of the Class A Common outstanding as of October 31, 2002.

         The fifteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin, is hereby deleted and replaced in its entirety as follows:

                  VICTOIRE G. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has the sole power to vote and dispose of 20,284 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin,
         (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred M. Rankin, Jr.) is co-trustee of such trust and her spouse resides with her, (d) is deemed to share the power to dispose of 38,400 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred
         M. Rankin, Sr. because her spouse is co-trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 33,634 shares of Class A Common owned by a trust created for the benefit of Helen (Rankin) Butler because her spouse is trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 33,634 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams because her spouse is trustee of such trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 104,855 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and dispose of 15,000 shares of Class A Common owned by an irrevocable trust for the benefit of her spouse because her spouse resides with her, (j) is deemed to share the power to vote and dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her and (k) is deemed to share the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L.T. Rankin because her spouse is co-trustee of such trust and her spouse resides with her. Collectively, the 1,056,710 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 16.1% of the Class A Common outstanding as of October 31, 2002.

         The seventeenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin, is hereby deleted and replaced in its entirety as follows:

                  CHLOE O. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common,
         (b) is deemed to share the power to vote and dispose of 54,853 shares of Class A Common owned by a revocable trust created for the benefit of her spouse (Claiborne R. Rankin) because her spouse resides with her,
         (c)

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CUSIP No. 629579 10 3             13D                        Page 15 of 17 Pages
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         is deemed to share the power to vote and dispose of 7,790 shares of
         Class A Common owned by a trust created for the benefit of Claiborne R. Rankin, Jr. because her spouse is trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 4,850 shares of Class A Common held by her spouse as custodian for their minor daughter because her spouse resides with her, (e) is deemed to share the power to vote and dispose of 10,124 shares of Class A Common owned by a trust created for the benefit of Chloe E. Seelbach because her spouse is trustee of such trust and her spouse resides with her and (f) has the sole power to vote and dispose of 10,840 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin. Collectively, the 826,752 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.6% of the Class A Common outstanding as of October 31, 2002.

         The eighteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by David B. Williams is hereby deleted and replaced in its entirety as follows:

                  DAVID B. WILLIAMS. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 840 shares of Class A Common held by Mr. Williams, (c) is deemed to share with his spouse the power to vote and dispose of 33,634 shares of Class A Common beneficially owned by his spouse (Clara Rankin Williams) because she resides with him and (d) is deemed to share with his spouse the power to vote and dispose of 840 shares of Class A Common held by his spouse as custodian for their minor daughter because his spouse resides with him. Collectively, the 773,609 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 11.8% of the Class A Common outstanding as of October 31, 2002.

         The nineteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams is hereby deleted and replaced in its entirety as follows:

                  CLARA RANKIN WILLIAMS. Mrs. Williams (a) by virtue of the Partnership Interests received as gifts, shares with RMI and other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 33,634 shares of Class A Common held by a revocable trust created for her benefit and of which her father is the trustee, (c) has sole power to vote and dispose of 840 shares of Class A Common held by Mrs. Williams as custodian for her minor daughter and (d) is deemed to share with her spouse the power to vote and dispose of 840 shares of Class A Common owned by her spouse (David Williams) because he resides with her. Collectively, the 773,609 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 11.8% of the Class A Common outstanding as of October 31, 2002.

         Following the entry for Alfred M. Rankin, Jr., as trustee of Clara L.T. Rankin's Qualified Annuity Interest Trust 2004 A under the heading "Item 5. Interest in Securities of the Issuer," insert the following information with respect to the New Reporting Person:

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CUSIP No. 629579 10 3             13D                        Page 16 of 17 Pages
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                  ELIZABETH B. RANKIN. Mrs. Rankin (a) by virtue of the
         Partnership Interests received as a gift, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 5,787 shares of Class A Common beneficially owned by her spouse because she resides with him and (c) is deemed to share the power to vote and dispose of 7,274 shares of Class A Common owned by her spouse because she resides with him. Collectively, the 751,356 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 11.4% of the Class A Common outstanding as of October 31, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective as of December 17, 2002, the Partnership Agreement was amended to clarify certain provisions therein. All references to the Partnership Agreement in the Filings shall hereinafter be deemed to refer to the Partnership Agreement, as amended by Amendment No. 2 to Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 17, 2002, among RMI and the Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(Exhibit 7)         Amendment No. 2 to Limited Partnership Agreement of Rankin
                    Associates II, L.P., dated as of December 17, 2002



                        [SIGNATURES BEGIN ON NEXT PAGE.]


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CUSIP No. 629579 10 3             13D                        Page 17 of 17 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2003
                                   Name: Rankin Associates II, L.P.

                                   By:   Rankin Management, Inc., its Managing
                                         Partner

                                         By:    /s/ Alfred M. Rankin, Jr.
                                              ----------------------------------
                                                Alfred M. Rankin, Jr., President

                                   Name: Rankin Management, Inc.

                                         By:    /s/ Alfred M. Rankin, Jr.
                                              ----------------------------------
                                                Alfred M. Rankin, Jr., President

                                   REPORTING INDIVIDUALS

                                           /s/ Alfred M. Rankin, Jr.
                                   ---------------------------------------------
                                   Name: Alfred M. Rankin, Jr., individually and as Trustee for Clara T. Rankin's Qualified Annuity Interest Trust 2004 A

                                   Name: Rankin Management, Inc.

                                   By:     /s/ Alfred M. Rankin, Jr.
                                         ---------------------------------------
                                           Alfred M. Rankin, Jr., President, as:

                                   Attorney-in-Fact for Clara L.T. Rankin*
                                   Attorney-in-Fact for Thomas T. Rankin*
                                   Attorney-in-Fact for Claiborne R. Rankin*
                                   Attorney-in-Fact for Roger F. Rankin*
                                   Attorney-in-Fact for Bruce T. Rankin*
                                   Attorney-in-Fact for John C. Butler, Jr.*
                                   Attorney-in-Fact for Matthew M. Rankin*
                                   Attorney-in-Fact for James T. Rankin*
                                   Attorney-in-Fact for Alison A. Rankin*
                                   Attorney-in-Fact for Victoire G. Rankin*
                                   Attorney-in-Fact for Corbin Rankin*
                                   Attorney-in-Fact for Chloe O. Rankin*
                                   Attorney-in-Fact for David B. Williams*
                                   Attorney-in-Fact for Clara Rankin Williams*
                                   Attorney-in-Fact for Scott Seelbach*
                                   Attorney-in-Fact for Elizabeth B. Rankin*

-------------------
* The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in
   Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.